UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29588

African Metals Corporation

(Exact name of registrant as specified in its charter)

Suite 205 – 16055 Fraser Highway, Surrey, British Columbia, Canada V4N 0G2

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 165

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, African Metals Corporation. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2011	By:	/s/ Peter Rook-Green
Name: Peter Rook-Green Title: Secretary and Treasurer

Trading Symbols
TSXV: AFR
Frankfurt: OWW

October 19, 2011

NEWS RELEASE

AFRICAN METALS CORPORATION ANNOUNCES FILING OF FORM 15 TO
TERMINATE REPORTING OBLIGATIONS UNDER THE UNITED STATES
SECURITIES EXCHANGE ACT OF 1934

FOR IMMEDIATE RELEASE

African Metals Corporation (the “Company”) wishes to announce that it has filed a Form 15 with the United States Securities and Exchange Commission (the “SEC”) with the intention of voluntarily terminating its reporting obligations under Section 13(a) and Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company expects that this termination of duty to file reports will become effective 90 days after its filing with the SEC. As result of this filing, the Company’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

“Nigel Ferguson”

Nigel Ferguson
President  & CEO

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEW RELEASE.

FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” AS THAT TERM IS DEFINED IN SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE EXCHANGE ACT. STATEMENTS IN THIS PRESS

RELEASE WHICH ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS AND INCLUDE ANY STATEMENTS REGARDING BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS REGARDING THE FUTURE. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS PRESS RELEASE, AND WE ASSUME NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH WE BELIEVE THAT ANY BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS PRESS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT ANY SUCH BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. EXCEPT AS REQUIRED BY LAW, THE COMPANY ASSUMES NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.